SilverCrest Reports $5.1 Million Third Quarter
Cash Flow from Operations

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. November 29, 2011 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to announce strong positive cash flow, earnings and operating results for its third quarter ended September 30, 2011, being the second quarter of commercial production at its Santa Elena Mine in Sonora, Mexico. This press release should be read in conjunction with the Company’s Management Discussion & Analysis, Condensed Consolidated Interim Financial Statements and Notes to Financial Statements for the nine month period ended September 30, 2011, available on the Company’s website at www.silvercrestmines.com and on SEDAR at www.sedar.com. All monetary figures are expressed in United States dollars unless otherwise specified.

The results for the three month period ended September 30, 2011 is the second quarter SilverCrest has reported production revenues and expenses. First Quarter revenues and expenses were capitalized to Santa Elena Mine assets.

Financial Highlights	Three months ended	Three months ended
	September 30, 2011	June 30, 2011

Revenue reported	$15,055,514	$8,556,261
Mine operating earnings (1)	$10,286,196	$5,705,087
Comprehensive earnings before loss on non-cash derivative instruments	$6,583,455	$4,296,517
Comprehensive earnings	$81,856	$790,429
Comprehensive Earnings per share	$0.00	$0.01

Cash flow from operations before changes in working capital items	$5,129,814	$3,113,371
Cash and cash equivalents	$32,122,284	$33,320,876
Cash operating cost per silver equivalent ounce sold (2) (3)	$7.27	$8.27

Operating Highlights

Tonnes of ore mined	248,192	249,217
Tonnes of waste mined	1,058,909	707,553
Waste/Ore ratio	4.27	2.84

Ounces of silver produced	106,636	74,678
Ounces of gold produced	8,805	5,476
Ounces of silver sold	96,631	70,326
Ounces of gold sold	6,102	4,300

1) Mine operating earnings have not been adjusted for non cash revenue which consists of $4,681,312 (June 30 - $2,007,810) from derivative instruments and $572,462 (June 30 - $322,725) from deferred revenue.
(2) At September 30, silver equivalence was calculated using market spot rates of $1,620 (June 30 - $1,505.50) per gold ounce and $30.45 (June 30 - $35.02) per silver ounce.
(3) This is a Non-IFRS performance measure. Please refer to Company’s Management Discussion and Analysis for further discussion.

Highlights for the Third Quarter Ended September 30, 2011

Third Quarter Financial Highlights

Revenues reported from the Santa Elena Mine amounted to $15,055,514 (June 30 - $8,556,261). Silver sales were 96,631 (June 30 - 70,325) ounces at an average realized price of $37.44 (June 30 - $38.90) . Gold delivered into the Macquarie Bank Ltd. (“MBL”) Hedging Facility was 6,102 (June 30 - 3,440) ounces at an average realized price of $926.50. Included in revenue is a non cash amount of $4,681,312 (June 30 - $2,007,810) representing the difference between the market spot price at the date of delivery for gold and the hedge price of $926.50 per ounce settled in the quarter. The quarterly average market spot price at the time of delivery was $1,694 (June 30 - $1,510). The Company also recorded gold sales of $1,106,351 (June 30 - $623,705) related to the delivery of 1,525 (June 30 – 860) gold ounces to Sandstorm Gold Ltd. (“Sandstorm”), which consists of $533,889 (June 30 - $300,979) in cash received and $572,462 (June 30 - $322,725) from amortization of deferred revenue.

Cost of sales amounted to $3,652,887 (June 30 - $2,109,801) which is a cash operating cost of $7.27 (June 30 - $8.27) per silver equivalent ounce sold. Cash operating costs for the quarter were lower than the Santa Elena Life of Mine budget projections. Depreciation, depletion and accretion amounted to $1,116,431 (June 30 - $741,373) which resulted in mine operating earnings for the quarter of $10,286,196 (June 30 - $5,705,087).

Other net expense items amounted to $10,204,340 (June 30 - $4,914,658) which primarily relates to loss on derivative instruments of $6,501,599 (June 30 - $3,506,089) and exchange loss (gain) in translation to US Dollars $2,138,668 (June 30 – (57,731)). The Company used 0.9643 (CAD Dollar) at June 30, and 1.0389 (CAD Dollar) at September 30, to translate the financial assets and liabilities to US Dollars.

Under IFRS the Company’s derivative instruments are fair valued at the financial position date with the resulting gain or losses included in the operating results for the period. At September 30, the Company’s derivative instruments were calculated using a forward gold price of approximately $1,630 (June 30 - $1,517) per ounce.

Comprehensive earnings for the quarter were $81,856 (June 30 - $790,429) or $.00 (June 30 -$.01) per share.

The Company made a loan repayment of $3.3 million from Santa Elena production revenues to MBL and subsequent to September 30, made an additional repayment of $2.3 million from production revenues. The Company has no remaining loan obligations for fiscal 2011. The Company expects to accelerate its loan repayment such that substantially all of the $4.8 million outstanding loan obligation will be repaid by December 31, 2011.

Cash and cash equivalents were $32.1 million (June 30 - $33.3 million) at September 30, 2011 of which only $1.5 million is reserved as a Santa Elena Mine funding obligation.

Third Quarter Operating Highlights

Approximately 253,000 tonnes of ore were mined, crushed and delivered to the pad at the Santa Elena Mine. The high grade ore (average grade of 2.20 gpt Au and 44.08 gpt Ag) of the Main zone is now being mined and will provide the bulk of the ore to be mined for the remainder of 2011. All aspects of the operations are at or above design capacities, including the crusher. Crusher throughput averaged 2,755 tonnes per day which is above the design throughput capacity of 2,500 tpd. Production from Santa Elena mine is expected to be at a “steady-state” by the end of 2011.

During the Third Quarter, silver production was up 43% to 106,636 ounces and gold production was up 61% to 8,805 ounces compared to the Second Quarter, with a significant amount of silver and gold still in solution for processing and recovery. The Company sold 96,631 ounces of silver and 6,102 ounces of gold, which is a 37% and 42% increase over the Second Quarter, respectively.

The Company delivered 1,525 (June 30 – 860) ounces of gold under its gold stream contract with Sandstorm, and delivered 6,102 (June 30 - 3,440) ounces under the gold price protection program with MBL. Results are consistent with the Santa Elena Life of Mine budget projections for 2011.

J. Scott Drever, President stated; “We are certainly pleased with the consistent progress being made at both the operational level at the Santa Elena Mine and the financial results of the Company. The steady increase in the overall operational statistics is now being reflected in our financial performance. We have accelerated our debt repayment and still have been able to maintain our strong cash position of $32.1 million. This and our substantial cash flow assures that we can proceed with our 3 year expansion plan to double production at Santa Elena and to implement the Company’s growth strategy for corporate growth which includes accelerated exploration of our exciting new La Joya discovery”.

Outlook for the remainder of 2011

Santa Elena Expansion

Drilling at the 100%-owned Cruz de Mayo Project, located near its Santa Elena Mine in Sonora, Mexico, of approximately 45 core and RVC holes is underway to reclassify and potentially expand current NI43-101 resources. Approximately 15 holes have been drilled to date with the remainder to be completed during the first quarter of 2012. These will be utilized to upgrade the current resource estimate and to prepare a Preliminary Feasibility Study (PFS).

The Company has finished drilling the four geotechnical drill holes at the Santa Elena Mine to help establish geotechnical and hydrological parameters for the proposed decline and subsequent underground development. The portal site for the decline has been selected, and the initial underground contractor proposals for the Phase I underground work, consisting of approximately 1,800 metres of main ramp and exploration drifting to commence in January 2012, are currently being reviewed. The decline will be used to access the Main (Mineralized) Zone for further delineation drilling and access the unexplored portions of the Main Zone for the potential expansion of resources. When completed, the Phase I decline will allow development and initial production from the deposit that lies below the ultimate open pit limits. This work is being completed to a PFS for the Expansion Project which includes construction of a conventional mill.

La Joya Project

The Company is compiling and validating historical and current data through an Independent Qualified Person for use in developing estimated resources and a NI 43-101 Technical Report anticipated by the end of fiscal 2011. See News Release dated November 14, 2011.

A Phase II drilling program consisting of approximately 60 additional drill holes (in excess of 10,000m) and 20 RVC drill holes has commenced, is budgeted to cost approximately $3 million and be completed by mid-2012.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws risks related to the Company’s status as a foreign private issuer; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.